SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LJ International Inc.

(Name of Issuer)

$0.01 Par Value Common Stock

(Title of Class of Securities)

G55312105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105	13G

1	Names of Reporting Persons Yu Chuan Yih
2	Check the Appropriate Box if a Member of a Group* (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,390,053
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,390,053
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,390,053
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row 9 10.7%(1)
12	Type of Reporting Person (See Instructions) IN

(1)	Based on 31,675,672 shares of common stock outstanding as of March 31, 2012 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011.

Item 1.

	(a)	Name of Issuer: LJ International Inc.

	(b)	Address of Issuer’s Principal Executive Offices: Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong

Item 2.

	(a)	Name of Person Filing: Yu Chuan Yih

	(b)	Address of Principal Business Office or, if none, Residence: Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: 3,390,053 shares of common stock

	(e)	CUSIP Number: G55312105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

	(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a)	Amount beneficially owned: 3,390,053 shares of common stock

	(b)	Percent of class: 10.7% based on 31,675,672 shares of common stock outstanding as of March 31, 2012 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2011.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 3,390,053 shares of common stock

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 3,390,053 shares of common stock

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2012

/s/ Yu Chuan Yih
Yu Chuan Yih